SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.           General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

☐ ☒	Merger Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.	Name of fund: Pacific Capital Funds

3.	Securities and Exchange Commission File No: 811-07454

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐           Initial Application                                ☒          Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

3435 Stelzer Road, Columbus, OH 43219

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael Glazer
Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, CA  90071
(213) 680-6646

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a-1, .31a-2}:

The following entities are responsible for maintaining and preserving fund records:

(1)	Pacific Capital Funds
3435 Stelzer Road
Columbus, OH 43219-3035
Attention: Secretary
808-694-4444
(Registrant)

(2)	Asset Management Group of Bank of Hawaii
Financial Plaza of the Pacific
130 Merchant Street, Suite 370
Honolulu, Hawaii 96813
Attention: Investment Management Services
808-694-4444
(Investment Adviser)

(3)	Citi Fund Services Ohio, Inc.
3435 Stelzer Road
Columbus, OH 43219
614-470-8000
(Administrator)

(4)	Foreside Distribution Services L.P.
Three Canal Plaza, Suite 100
Portland, ME 04101
207-553-7110
(Distributor)

(5)	First State Investments International Limited
23 St. Andrew Square EH2
Edinburgh IBB, Scotland
011-44-131-473-2200
(Sub-Adviser)

(6)	Hansberger Global Investors, Inc.
401 East Las Olas Blvd., Suite 1700
Ft. Lauderdale, FL 33301
954-713-2533
(Sub-Adviser)

(7)	Wellington Management Company, LLP
75 State Street
Boston, Massachusetts 02109
617-951-5000
(Sub-Adviser)

(8)	Nicholas-Applegate Capital Management
600 West Broadway
San Diego, California 92101
619-687-8000
(Sub-Adviser)

(9)	Chicago Equity Partners, LLC
180 North LaSalle Street, Suite 3800
Chicago, Illinois 60601
312-629-8200
(Sub-Adviser)

(10)	Mellon Capital Management Corporation
50 Fremont Street
San Francisco, CA 94105
415-546-6056
(Sub-Adviser)

NOTE:	Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one): ☒ Management company; ☐ Unit investment trust; or ☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒           Open-end                                ☐           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

(1)	Asset Management Group of Bank of Hawaii
Financial Plaza of the Pacific
130 Merchant Street, Suite 370
Honolulu, Hawaii 96813
Attention: Investment Management Services.
(Investment Adviser)

(2)	First State Investments International Limited
23 St. Andrew Square EH2
Edinburgh IBB, Scotland
(Sub-Adviser)

(3)	Hansberger Global Investors, Inc.
401 East Las Olas Blvd., Suite 1700
Ft. Lauderdale, FL 33301
(Sub-Adviser)

(4)	Wellington Management Company, LLP
75 State Street
Boston, Massachusetts 02109
(Sub-Adviser)

(5)	Nicholas-Applegate Capital Management
600 West Broadway
San Diego, California 92101
(Sub-Adviser)

(6)	Chicago Equity Partners, LLC
180 North LaSalle Street, Suite 3800
Chicago, Illinois 60601
(Sub-Adviser)

(7)	Mellon Capital Management Corporation
50 Fremont Street
San Francisco, CA 94105
(Sub-Adviser)

(8)	Bankoh Investment Partners, LLC
130 Merchant St., Suite 240
Honolulu, Hawaii 96813
(Sub-Adviser)

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

(1)	Foreside Distribution Services L.P.
Three Canal Plaza, Suite 100
Portland, ME 04101

(2)	BISYS Fund Services Limited Partnership
3435 Stelzer Road
Columbus, Ohio 43219

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable.

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐           Yes                                ☒           No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒           Yes                                ☐           No

If Yes, state the date on which the board vote took place:  January 28, 2010.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐           Yes                      ☒           No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The Declaration of Trust for Pacific Capital Funds authorizes the Board of Trustees to approve a Liquidation without a shareholder vote.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒           Yes                                ☐           No

(a)	If Yes, list the date(s) on which the fund made those distributions: June 22, 2010.

(b)	Were the distributions made on the basis of net assets?

☒           Yes                                ☐           No

(c)	Were the distributions made pro rata based on share ownership?

☒           Yes                                ☐           No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐           Yes                      ☒           No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?  Not Applicable.

☐           Yes                                ☐           No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒           Yes                                ☐           No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐           Yes                                ☒           No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐           Yes                                ☒           No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐          Yes                                ☐           No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐           Yes                                ☒           No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $24,797

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):
State Filings: $780

(iv)	Total expenses (sum of lines (i)-(iii) above): $25,577

(b)	How were those expenses allocated? All of those expenses were allocated to Bank of Hawaii.

(c)	Who paid the expenses? Bank of Hawaii.

(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐           Yes                                ☒          No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.            Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐           Yes                                ☒           No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

At the time of its liquidation, various series of the fund were entitled to receive distributions of a portion of a “Fair Fund” established pursuant to the Commission’s Order In The Matter of BISYS Fund Services, Inc. (Investment Company Act of 1940 Release No. 27500, September 26, 2006).  These distributions had not been received at the time of the fund’s liquidation.  In accordance with the Order, such distributions received after the date of the fund’s liquidation with respect to six series of the fund which had previously been reorganized into portfolios of other investment companies (the “Successor Portfolios”) were paid to the Successor Portfolios.  In accordance with the Order, such distributions received after the date of liquidation with respect to six series of the fund which had previously been liquidated (the “Liquidated Series”) were also re-allocated and paid to the Successor Portfolios.

The Fair Fund distributions to which each of the Liquidated Series would have been entitled, the number of shareholders of each such Series at the time of its liquidation, the net asset value per share of each such Series at the time of its liquidation, and the amount per share of the Fair Fund distribution to which such shareholders would have been entitled, were as follows:

At the time of its liquidation, the Growth and Income Fund Series had 1,645 shareholders and the net asset value per share of its various classes of shares ranged from $9.43 to $10.25.  It would have been entitled to receive a Fair Fund distribution of $150,000, or $0.0306 per share as of the liquidation date.

At the time of its liquidation, the Growth Stock Fund Series had 1,702 shareholders and the net asset value per share of its various classes of shares ranged from $7.27 to $8.26.  It would have been entitled to receive a Fair Fund distribution of $310,000, or $0.0474 per share as of the liquidation date.

At the time of its liquidation, the High Grade Short Intermediate Fixed Income Fund Series had 1,609 shareholders and the net asset value per share of its various classes of shares ranged from $9.85 to $9.88.  It would have been entitled to receive a Fair Fund distribution of $55,000, or $0.0119 per share as of the liquidation date.

At the time of its liquidation, the Value Fund Series had 1,333 shareholders and the net asset value per share of its various classes of shares ranged from $6.25 to $6.41.  It would have been entitled to receive a Fair Fund distribution of $180,000, or $0.0256 per share as of the liquidation date.

At the time of its liquidation, the U.S. Government Short Fixed Income Fund Series had 246 shareholders and the net asset value per share of its various classes of shares ranged from $10.40 to $10.42.  It would have been entitled to receive a Fair Fund distribution of $150,000, or $0.0232 per share as of the liquidation date.

At the time of its liquidation, the Mid Cap Fund Series had 1,409 shareholders and the net asset value per share of its various classes of shares ranged from $7.88 to $8.18.  It would have been entitled to receive a Fair Fund distribution of $3,700, or $0.0009 per share as of the liquidation date.

The Liquidated Series were liquidated because the fund’s Board of Trustees determined that  such Series would no longer be economically viable after planned redemptions of most of their assets by their major shareholder and that such Series did not have realistic prospectus for reorganization into other unaffiliated investment companies.  Before permitting re-allocation to the Successor Portfolios of the Fair Fund amounts the Liquidated Series would otherwise have been entitled, the Board of Trustees and fund management thoroughly reviewed the available options for payment of such amounts to the shareholders of the Liquidated Series with counsel and with the Fair Fund’s administrator and independent consultant.  For example:

The parent of the fund’s Investment Adviser explored the possibility of advancing to the Liquidating Series, prior to their liquidation, the amounts the Liquidating Series were entitled to receive from the Fair Fund, subject to reimbursement from the Fair Fund when Fair Fund distributions were made.  However, the Fair Fund’s administrator and independent consultant concluded that under the terms of the Commission’s Order no Fair Fund payments could be made to persons other than series of the fund or their successors.

The Board of Trustees and management also explored the possibility of making initial liquidation distributions to the shareholders of the Liquidating Series, and delaying liquidation of those Series until receipt of the Fair Fund distributions to which they were entitled.  However, it was determined that this alternative would not be realistic, as (a) special processing of distributions to persons who were shareholders of the Liquidating Series as of a date prior to the distributions would involve extensive and expensive manual processing by the fund’s transfer agent; and (b) many shareholders would be entitled to receive insignificant amounts (less than $5.00) and it was not possible to retain such amounts and donate them to a charity because the Fair Fund’s administrator and independent consultant concluded that under the terms of the Commission’s Order no Fair Fund payments could be made to persons other than series of the fund or their successors.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐           Yes                                ☒           No

If Yes, describe the nature and extent of those activities:

VI.          Mergers Only – Not Applicable.

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:
811-_____

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this amended Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of Pacific Capital Funds (the “Trust”), (ii) he is the President of the Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken.  The undersigned also states that the facts set forth in this amended Form N-8F application are true to the best of his knowledge, information, and belief.

By:	/s/ Robert I. Crowell
Robert I. Crowell
President, Pacific Capital Funds